Mining Sector Unites to Support Manitoba Wildfire Relief with C$1.25 Million Donation to the Canadian Red Cross

June 26, 2025 (Toronto, Canada) – In response to the devastating wildfires impacting communities across northern Manitoba, three leading mining companies that operate in the region— Vale Base Metals, Hudbay Minerals Inc. and Alamos Gold Inc.—have collectively donated C$1.25 million to the Canadian Red Cross to support emergency relief and rebuilding efforts.

This contribution will help the residents and Indigenous communities in which the three companies operate and that have been affected by the wildfires.

The funds will be allocated to a wide range of critical support services and recovery relief efforts, that may include:
•Evacuation assistance, including shelter, food and transportation for displaced individuals and families
•Support for individuals and families as they return to their communities and begin the recovery and rebuilding process
•Financial support for personal and household items
•Mental health and wellness support including referrals to other services in the community
•Support for local businesses
•Community resilience projects to strengthen long-term recovery and preparedness
•Critical investments in disaster risk reduction programing that help build community resilience to better absorb and recover faster when disasters strike

“The wildfires in Manitoba have been severe and the Canadian Red Cross has been working around the clock to provide support to people impacted,” said Conrad Sauvé, President and CEO at the Canadian Red Cross. “We are grateful to Vale Base Metals, Hudbay, and Alamos for their generous donation which will make a big difference for the communities facing devastating fires this season.”

“This donation to the Canadian Red Cross reflects our deep commitment to the people and communities of northern Manitoba,” said a joint statement from Vale Base Metals, Hudbay, and Alamos. “We stand in solidarity with those affected, many of whom work with us, and we will continue to be here at this time of need to support long-term recovery efforts.”

The Canadian Red Cross continues to work closely with Indigenous leadership, municipal, provincial and federal governments and emergency response teams to provide support upon request, in an effort to assist those who need it most.

For more information on the Canadian Red Cross or to make a personal donation, please visit www.redcross.ca.

Individuals and families who have been impacted by the wildfires are encouraged to register with the Canadian Red Cross. More information is available here.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Island Gold District and the Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

For further information about Alamos, please contact: media@alamosgold.com

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay’s operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay’s growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: “We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities.” Hudbay’s mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information about Hudbay, please contact: media@hudbayminerals.com

About Vale Base Metals

Vale Base Metals, the business line for Vale’s energy transition metals business, is one of the world’s largest producers of high-quality nickel and an important producer of copper and responsibly sourced cobalt. With a corporate presence in Toronto, Canada, and operations in Newfoundland & Labrador, Ontario, Manitoba, Indonesia, Brazil, the U.K. and Japan, the business delivers critical building blocks for a cleaner, greener future.

For further information about Vale Base Metals, please contact: media.valebasemetals@vale.com